

September 14, 2023

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

Re: Baiya International Group Inc.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted August 24, 2023
CIK No. 0001944712

Dear Siyu Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 Draft Registration Statement submitted August 24, 2023

Management's Discussion and Analysis and Results of Operations
Comparison of the year ended December 31, 2022 and 2021, page 76

1. In regard to entrusted recruitment service, you disclose revenue decreased by approximately $6.8 million, or 71.3%, for the year ended December 31, 2022 mainly due to the Chinese government's COVID-19 epidemic prevention policy that caused operations and production of factories of some major customers to be suspended. Please revise to quantify the material impacts COVID-19 has had on your results, to the extent practicable. As the COVID-19 pandemic was also present during 2021, clarify if your fiscal 2022 was impacted differently by COVID-19 from your fiscal 2021, and if so, how,

especially regarding any circumstances that caused 2022 revenues to decrease. Also, discuss whether there was any negative impact to your revenue in fiscal 2022 caused by the disclosed reduction in customers from 36 at December 31, 2021 to 27 at December 31, 2022 and the reason for the decrease in the number of customers. Additionally, revise to clearly describe declining revenues during the periods presented and any associated known trends. Further, you disclose the demand of labor from employer companies in China has been continuously decreased since beginning of 2022 as a result of decreased production orders for factories. Disclose your expectation of this continuing and the impact on your results if it does.

2. You state the increase in cost of revenues of project outsourcing service for 2022 was in line with the increased revenue from project outsourcing service. Yet, project outsourcing service revenue decreased for 2022. Please clarify the reason for the increased cost of revenues for 2022.

3. Please disclose whether the increase labor cost incurred to fulfill outsourcing services in 2022 is a known trend.

4. You disclose China Post is one of your three major customers. You disclose the increase in general and administrative expense in 2022 was mainly due to the increase in bad debt allowance regarding China Post due to its slow collection. Please disclose whether you expect the slow collection with China Post to continue and, if so, the impact on your operations.

General

5. We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your last amendment filed February 14, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's evolution of its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your amendment filed

on February 14, 2023.

You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dieter King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services